March 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Jerash Holdings (US), Inc. Registration Statement on Form S-1 File No. 333-222596

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Jerash Holdings (US), Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement on Form S-1 filed by the Registrant with the U. S. Securities and Exchange Commission (the “Commission”), be accelerated so that the same may become effective at 4:30 p.m. on Wednesday, March 14, 2018, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

Jerash Holdings (US), Inc.

By:	/s/ Choi Lin Hung
Choi Lin Hung
Chief Executive Officer

Network 1 Financial Securities, Inc.

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

March 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re: Jerash Holdings (US), Inc. Registration Statement on Form S-1

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Jerash Holdings (US), Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Wednesday, March 14, 2018, at 4:30 p.m. or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that no preliminary prospectus was distributed in connection with this Registration Statement.

Network 1 Financial Securities, Inc. confirms that it has complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

NETWORK 1 FINANCIAL SECURITIES, INC.

/s/ Damon Testaverde
By:	Damon Testaverde
Title:	Managing Director